

SECURI ION

05041660

ANNUAL AUD... ...RT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 3642 6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Equity, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 CHUMASERO DRIVE #2L
(No. and Street)

SAN FRANCISCO (City) CA (State) 94132 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM A. COSENTINO (415) 775-2138
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

QUIROZ, CARLOS A. QUIROZ & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

133 KEARNY STREET #200 (Address) SAN FRANCISCO (City) CA (State) 94108 (Zip Code)


RECEIVED
MAR 0 7 2005
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM A. COSENTINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH FUNDING, INC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this 25th Day of February, 2005, by William A. Cosentino ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person~~(s) who appeared before me.~~

Notary Public, California
Notary Public

Signature

Pres.

Title


ANDREW F. ALBRIGHT
Commission # 1463871
Notary Public - California
San Francisco County
My Comm. Expires Feb 7, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH FUNDING, INC.

Report Upon The Examination Of
Financial Statements
With Supplementary Information

For The Year Ended December 31, 2004

COMMONWEALTH FUNDING, INC.

TABLE OF CONTENTS

QUIROZ & COMPANY, LLP
Certified Public Accountants
133 KEARNY STREET, SUITE 200 • SAN FRANCISCO, CA 94108-4809
PHONE: 415-986-3340 • FAX: 415-986-3354 • EMAIL: CPA@QUIROZLLP.COM

INDEPENDENT PUBLIC ACCOUNTANT'S REPORT

BOARD OF DIRECTORS
COMMONWEALTH FUNDING, INC.

We have audited the accompanying statement of financial condition of Commonwealth Funding, Inc. as of December 31, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Funding, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Quiroz & Company LLP

February 26, 2005

COMMONWEALTH FUNDING, INC.

Statement of Financial Condition

December 31, 2004

ASSETS

Cash	$	61,876
Commissions Receivable and Other		2,006
Total Assets	$	63,882

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable	$	1,317
Total Liabilities		1,317
Common Stock		10,200
Retained Earnings		52,365
Total Stockholder's Equity		62,565
Total Liabilities and Stockholder's Equity	$	63,882

The accompanying notes are an integral part
of these financial statements.

COMMONWEALTH FUNDING, INC.

Statement of Income

For The Year Ended December 31, 2004

Revenues:		
Commissions	$	23,057
Other		261
Total Revenues		23,318
Expenses:		
Dues and Subscriptions		2,756
Insurance		7,210
Legal and Accounting		1,565
Other		2,232
Outside Services		270
Permits and Licenses		1,030
Rent		10,897
Supplies		1,986
Telephone		3,007
Total Expenses		30,953
Net Income	$	(7,634)

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FUNDING, INC.

Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2004

		Retained Earnings
Balances at January 1, 2004	$	59,999
Net Income for the Year		(7,634)
Balances at December 31, 2004	$	52,365

The accompanying notes are an integral part
of these financial statements.

COMMONWEALTH FUNDING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash From Operating Activities:		
Cash Received From Commission Sales and Other	$	23,183
Cash Paid to Suppliers and Agents		(30,953)
Net Cash Provided From Operating Activities		(7,770)
Cash at Beginning of Year		69,646
Cash at End of Year	$	61,876
Reconciliation of Net Income to Net Cash Provided From Operating Activities:		
Net Income	$	(7,635)
Decrease (Increase) in Current Assets Commissions Receivable and Other		(136)
Increase (Decrease) in Current Liabilities Accounts Payable		-
Net Cash Provided From Operating Activities	$	(7,771)

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FUNDING, INC.

Notes to Financial Statements

For the Year Ended December 31, 2004

1. THE COMPANY:

Commonwealth Funding, Inc.,"the Company", is a California Corporation incorporated on May 12, 1986. The Company is principally engaged in the sale of mutual fund securities through its sole stockholder and registered representative (note 4).

2. ACCOUNTING POLICIES:

The Company maintains its books and records for financial statement and state and federal tax reporting purposes on the accrual method of accounting. The Company is a Sub Chapter S type corporation for state and federal tax purposes.

3. COMMON STOCK:

The Company is authorized by its Articles of Incorporation to issue up to 1,000 shares of common stock. At December 31, 2004, the company had issued and outstanding all 1,000 shares of common stock at a stated value of $10.20 per share.

4. RELATED PARTY TRANSACTIONS:

The Company's registered representative is also the Company's president and sole stockholder. All of the Company's commission expense is paid to its sole stockholder. In addition, the Company pays (or reimburses) certain other expenses incurred by the registered representative in connection with the operation of the Company.

5. NET CAPITAL:

The Company is required to maintain a minimum net capital of $5,000 under Rule 15c3-1 of the Securities and Exchange Commission. At December 31, 2004, the Company's net capital was $61,543, which was $56,543 in excess of its net capital requirement.

COMMONWEALTH FUNDING, INC.

Supplementary Information

As Required Under Rule 17a-5 of the Securities and Exchange Commission

December 31, 2004

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.

Schedule II

Reconciliation of Computation of Net Capital with Focus Report Unaudited Net Capital.

COMMONWEALTH FUNDING, INC. is exempt from the supplemental information reporting requirements of Rule 15c3-3 because of its compliance with the conditions for exemption under Rule 15c3-3(k).

COMMONWEALTH FUNDING, INC. is exempt from providing a SIPC Supplemental Report under Rule 17a-5(e)(4), minimum assessment period exemption.

COMMONWEALTH FUNDING, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2004

Total ownership equity from Balance Sheet	$	62,565
Deduct ownership equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		62,565
Liabilities subordinated to claims of general creditors		-
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		62,565
Deductions and/or charges		
Other additions and/or allowable credits		-
Net Capital before haircuts on securities positions		62,565
Haircuts on Securities - Franklin Federal Fund		(1,022)
Net Capital as of December 31, 2004	$	61,543

COMMONWEALTH FUNDING, INC.

Schedule II

Reconciliation of Computation of Net Capital
With Focus Report Unaudited Net Capital

As of December 31, 2004

	Focus Report	Net Capital Schedule I
Balances as of December 31, 2004	$ 63,880	$ 61,543
2004 Year-End Audit Adjustments not Recorded in Company's Books:		
Legal and Accounting and Other	(1,317)	-
Unrecorded Haircuts on Securities	(1,020)	-
	$ 61,543	$ 61,543

QUIROZ & COMPANY, LLP
Certified Public Accountants
133 KEARNY STREET, SUITE 200 • SAN FRANCISCO, CA 94108-4809
PHONE: 415-986-3340 • FAX: 415-986-3354 • EMAIL: CPA@QUIROZLLP.COM

BOARD OF DIRECTORS
COMMONWEALTH FUNDING, INC.

In planning and performing our audit of the financial statements of Commonwealth Funding, Inc. for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Commonwealth Funding, Inc. that we considered relevant to the stated objectives of rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 4 (c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, We noted no matter involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Quiroz & Company LLP

February 26, 2005